SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2003

Commission File Number 1-11412

Brilliance China Automotive Holdings Limited
(Translation of Registrant’s Name Into English)

Suites 1602-05, Chater House, 8 Connaught Road Central
Hong Kong, Special Administrative Region of the P.R.C.

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F   ☒     Form 40-F   ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes   ☐     No   ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          )

SIGNATURE
EXHIBIT INDEX
EX-99.1 HK Interim Report Ended Jun 30,2003
EX-99.2 Announcement Published Sept 23,2003
EX-99.3 Press Release Dated Sept 22,2003

Brilliance China Automotive Holdings Limited (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Hong Kong interim report of the Registrant for the six months ended June 30, 2003

Exhibit 99.2:	an announcement dated September 22, 2003 and published in the newspapers in Hong Kong on September 23, 2003 announcing that the Registrant’s interim results for the six months ended June 30, 2003

Exhibit 99.3:	a press release dated September 22, 2003 announcing the Registrant’s interim results for the six months ended June 30, 2003 and the board’s recommendation for the payment of a semi-annual cash dividend

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brilliance China Automotive Holdings Limited

By:	/s/ Xiaoan Wu Name: Xiaoan Wu Title: Chairman

Date: September 24, 2003

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1:	Hong Kong interim report of the Registrant for the six months ended June 30, 2003

Exhibit 99.2:	an announcement dated September 22, 2003 and published in the newspapers in Hong Kong on September 23, 2003 announcing that the Registrant’s interim results for the six months ended June 30, 2003

Exhibit 99.3:	a press release dated September 22, 2003 announcing the Registrant’s interim results for the six months ended June 30, 2003 and the board’s recommendation for the payment of a semi-annual cash dividend